Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—November 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	15.17%	15.17%

Less: Coupon	2.09%	2.09%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.65%	5.65%
Excess Spread:
November-02	5.92%	5.94%
October-02	5.92%	5.94%
September-02	6.65%	6.67%
Three month Average Excess Spread	6.17%	6.18%

Delinquency:
30 to 59 days	1.07%	1.07%
60 to 89 days	0.70%	0.70%
90 + days	1.29%	1.29%
Total	3.04%	3.04%

Payment Rate	9.04%	9.04%